Exhibit 99.1

TEVA ANNOUNCES RESTRUCTURING PLAN AND ADDITIONAL MEASURES TO IMPROVE ITS

BUSINESS AND FINANCIAL PERFORMANCE

•	Total cost base to be reduced by $3 billion by the end of 2019

•	Workforce to be reduced by over 25%

•	Dividend suspended on ordinary shares and ADSs

Jerusalem, December 14, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE & TASE: TEVA) announced today a comprehensive restructuring plan to significantly reduce its cost base, unify and simplify its organization and improve business performance, profitability, cash flow generation and productivity.

Kåre Schultz, Teva’s President and CEO, said, “Two weeks ago we announced a new organizational structure and executive management team. Today we are launching a comprehensive restructuring plan, crucial to restoring our financial security and stabilizing our business. We are taking immediate and decisive actions to reduce our cost base across our global business and become a more efficient and profitable company.”

“We will execute this plan in a timely and prudent manner, remaining focused on revenue and cash flow generation, in order to make sure Teva is ready to meet all of its financial commitments. Teva will optimize its cost base while ensuring that we protect our revenues and preserve our core capabilities in generics and in select specialty assets, in order to secure long-term growth. In 2018, we expect to secure the successful launches of Austedo and fremanezumab.”

The two year restructuring plan announced today is intended to reduce Teva’s total cost base by $3 billion by the end of 2019, out of an estimated cost base for 2017 of $16.1 billion. More than half of the reduction is expected to be achieved by the end of 2018. The company expects to record a restructuring charge as a result of the implementation of the plan in 2018 of at least $700 million, mainly related to severance costs, with additional charges possible following decisions on closures or divestments of manufacturing plants, R&D facilities, headquarters and other office locations.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir Tomer Amitai	United States Israel	(215) 591-3033 972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7208
	Denise Bradley Kaelan Hollon	United States United States	(215) 591-8974 (202) 412-7076

The restructuring plan will focus on:

•	The immediate deployment of the new unified and simplified organizational structure, announced on November 27. It will deliver cost savings and increase internal efficiencies by reducing layers of management, and simplifying business structures and processes across the company’s global operations. The new structure will support our continued commitment to compliance and business integrity

•	Substantial optimization of the generics portfolio globally, and most specifically in the United States, through price adjustments and/or product discontinuation. This will enable the company to accelerate the restructuring of its manufacturing and supply network, including the closures or divestments of a significant number of manufacturing plants in the United States, Europe, Israel and Growth Markets

•	Closures or divestments of a significant number of R&D facilities, headquarters and other office locations across all geographies, delivering efficiencies and substantial cost savings

•	Teva will work to significantly improve profitability in all existing markets by optimizing their cost base

•	A thorough review of all R&D programs across the entire company, in generics and specialty, to prioritize core projects and terminate others immediately, while maintaining a substantial pipeline

These steps are expected to result in the reduction of 14,000 positions globally – excluding the impact of any future divestments – over 25% of Teva’s total workforce – over the next two years.

The majority of the reductions are expected to occur in 2018, with most of the affected employees being notified within the next 90 days. Restructuring efforts will be done in accordance with applicable local requirements. Consultations with the relevant employee representatives will begin in the near term.

In addition to the restructuring plan, Teva is announcing the following measures to address the company’s financial situation:

•	The company will immediately suspend dividends on ordinary shares and ADSs, while dividends on mandatory convertible preferred shares will be evaluated on a quarterly basis per current practice

•	Teva’s annual bonus for 2017 will not be paid due to the fact that the company’s financial results are significantly below our original guidance for the year.

•	The company will continue to review the potential for additional divestment of non-core assets

Teva will provide full guidance for 2018 in February with the annual results and will share a longer-term strategic direction for the company later in 2018.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir Tomer Amitai	United States Israel	(215) 591-3033 972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7208
	Denise Bradley Kaelan Hollon	United States United States	(215) 591-8974 (202) 412-7076

Schultz concluded, “These are decisions I don’t take lightly but they are necessary to secure Teva’s future. We will implement these changes with fairness and the utmost respect for our colleagues worldwide. Today’s announcement is about positioning Teva for a sustainable future which we will achieve with our talented people. We will ensure that we continue to provide high quality medicines to the many patients we serve every day, while adhering to the highest standards of GMP compliance.”

The plans were outlined in an email from the CEO to Teva’s employees. The message is appended to this announcement.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

•	uncertainties relating to our ability to effectively execute a restructuring plan, including: the effects of such restructuring plan, including facilities and workforce reductions, on our business, operations, revenues and profitability; potential disruptions to our business as a result of the restructuring and management attention to the restructuring; uncertainty regarding the timing and amount of exit and disposal costs and severance, and the potential amount and timing of future cost savings, associated with the restructuring and the related workforce reduction; our ability to manage the costs and liabilities associated with a restructuring plan, including exit and disposal costs and severance; the potential loss of tax benefits in Israel as a result of our restructuring plan; and potential labor unrest as a result of our planned workforce reductions

•	uncertainties relating to the potential benefits and success of our new organizational structure and recent senior management changes;

•

our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir Tomer Amitai	United States Israel	(215) 591-3033 972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7208
	Denise Bradley Kaelan Hollon	United States United States	(215) 591-8974 (202) 412-7076

competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

•	our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir Tomer Amitai	United States Israel	(215) 591-3033 972 (3) 926-7656

PR Contacts:	Iris Beck Codner	Israel	972 (3) 926-7208
	Denise Bradley Kaelan Hollon	United States United States	(215) 591-8974 (202) 412-7076